SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 27)

AIXTRON SE

(Name of Subject Company (Issuer))

Grand Chip Investment GmbH

Grand Chip Investment S.à r.l.

Fujian Grand Chip Investment Fund LP

Zhendong Liu

(Name of Filing Persons (Offerors))

All No-Par Value Registered Shares,

Including Those Represented by

American Depositary Shares

(Title of Class of Securities)

D0257Y135 (Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Mr. Zhendong Liu

Fujian Grand Chip Investment Fund LP

Room 1201, 12/F, IFC Building

82# Zhanhong Road, Xiamen, China

Telephone: +86 592 5204789

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Scott R. Saks

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$743,018,846.26	$74,822.00

(1)                                  Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 112,907,070 no-par value registered shares (each, an “AIXTRON Share”), of AIXTRON SE (“AIXTRON”) (including those AIXTRON Shares represented by American Depositary Shares (“AIXTRON ADSs”), at a purchase price of EUR 6.00 per AIXTRON Share in cash, converted into U.S. dollars at the noon buying rate as of July 22, 2016 published by the Federal Reserve Bank of New York on July 25, 2016 of 1.0968 U.S. dollars per 1.00 Euro. Such number of AIXTRON Shares represents the sum of (a) 112,737,030 AIXTRON Shares issued as of July 28, 2016, and (b) 170,040 AIXTRON Shares, which represents the number of AIXTRON Shares issuable pursuant to the exercise of 170,040 stock options that were issued and outstanding as of June 30, 2016 that had an exercise price of not above the per share offer consideration.

(2)                                  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒                                   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $74,822.00

Form or Registration No.: Schedule TO

Filing Party: Grand Chip Investment GmbH; Grand Chip Investment S.à r.l.; Fujian Grand Chip Investment Fund LP; and Zhendong Liu

Date Filed:  July 29, 2016

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                   third-party tender offer subject to Rule 14d-1.

☐                                     issuer tender offer subject to Rule 13e-4.

☐                                     going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒                                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 27 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the “Bidder”), Grand Chip Investment S.à r.l., Fujian Grand Chip Investment Fund LP, the Bidder’s indirect parent company (“FGC”), and Mr. Zhendong Liu, FGC’s Managing Partner (“Mr. Liu”; and together with the Bidder, Grand Chip Investment S.à r.l., and FGC, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons. The Schedule TO relates to the voluntary takeover offer (the “Takeover Offer”) by the Bidder to purchase all no-par value registered shares (the “AIXTRON Shares”) in AIXTRON SE (“AIXTRON”), including the AIXTRON Shares represented by American Depositary Shares (“AIXTRON ADSs”), pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, FGC, and Mr. Liu. The terms and conditions of the Takeover Offer are described in the Offer Document, dated as of July 29, 2016, as amended by the Amendment of the Takeover Offer, dated October 6, 2016, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(J), respectively, to the Schedule TO (collectively, the “Offer Document”), and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which were filed as Exhibits (a)(1)(B) and (a)(1)(E), respectively, to the Schedule TO.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein.  Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 9; ITEM 11.

Items 1 through 9 and Item 11 are hereby amended and restated or supplemented, as applicable, as follows:

1.             Section 13.2.2 of the Offer Document is amended and restated in its entirety as follows:

13.2.2 Debt financing

On 19 May 2016, the Bidder received a commitment letter from Sino IC Leasing Co., Ltd., Shanghai, PRC (the “Commitment Letter”), in which Sino IC Leasing Co., Ltd. agreed to provide, subject to the terms and conditions of the commitment letter and the execution of finance documents based on the agreed term sheet, a term loan facility in an amount of up to EUR 500,000,000 for the purpose of financing the payment of the Offer Consideration.  The Commitment Letter was amended effective 25 October 2016 (the “Amendment to  Commitment Letter”) in connection with the entry into the Facility Agreement (as defined below).  The Amendment to the Commitment Letter conformed certain terms of the Commitment Letter to the terms of the Facility Agreement.

On 25 October 2016, the Bidder, as borrower, entered into a Facility Agreement relating to a EUR 500,000,000 Term Loan Facility (the “Facility Agreement”) with Xin Rong Leasing Limited (“Xin Rong”), as the original lender (the “Original Lender”), facility agent (the “Facility Agent”) and security agent (the “Security Agent”).  The purpose of the Facility Agreement is to make capital available to the Bidder to finance the payment of part of the aggregate Offer Consideration for the AIXTRON Shares accepted pursuant to the terms of the the Takeover Offer (the “Aggregate Offer Consideration”).  Xin Rong is a wholly owned subsidiary of Sino IC Leasing Co., Ltd.  Sino IC Leasing Co., Ltd. is a financing provider belonging to China IC Industry Investment Fund, Beijing, PRC, which is an investment fund set up by Semiconductor Manufacturing International Corporation, Grand Cayman, Cayman Islands, and several other investors to promote the development of China’s integrated circuit industry.

The Original Lender and any other existing lender may (i) assign any of its rights or (ii) transfer by novation any of its rights and obligations under the Facility Agreement and any other finance document to another lender (the “New Lender” and, together with any other lender that has not ceased to be lender under the Facility Agreement, the “Lender”).

Under the terms of the Facility Agreement, the Bidder may not borrow any amounts under the Facility Agreement unless the Euro equivalent of CNY 1.7 billion (approximately EUR 230,350,000) of funds (the “Bidder’s Own Funds”) has been credited to the Bidder’s bank account as specified under the Facility Agreement, which is expected to occur prior to the settlement of the Takeover Offer.  In addition, pursuant to the terms of the Facility Agreement, the Borrower may only borrow an amount equal to the Aggregate Offer Consideration less the amount of the Bidder’s Own Funds.  Borrowing under the Facility Agreement is subject to customary conditions precedent.

The obligations under the Facility Agreement are secured by, among other things:

(i)                                   pledges of certain bank accounts of the Bidder and the Intermediate Holding Company;

(ii)                                corporate guarantees of the Intermediate Holding Company and FGC;

(iii)                             the personal guarantee of Mr. Liu;

(iv)                            a first-priority security interest given by the Intermediate Holding Company with respect to all the shares of the Bidder;

(v)                               a first-priority security interest given by FGC with respect to all the shares of the Intermediate Holding Company;

(vi)                            a subordination deed;

(vii)                         a first-priority security interest in all the AIXTRON Shares acquired by the Bidder;

(viii)                      an abstract acknowledgment of debt (parallel debt Germany) entered into or to be entered into between, among others, the Bidder and the Security Agent in respect of the acknowledgment of the obligations and liabilities of the Bidder under the Facility Agreement and certain related finance documents; and

(ix)                            any other document designated as a security document by the Security Agent and the Bidder.

The rate of interest on each loan under the Facility Agreement (a “Loan”) is the percentage rate per annum which is the aggregate of the applicable (i) euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) (“EURIBOR”) for the relevant period plus (ii) a margin of five per cent per annum.  The Facility Agreement provides for the use of alternative rates in the event EURIBOR is not available.  Interest and principal are payable quarterly in arrears, beginning three months after the first utilisation date.  The Facility Agreement must be repaid in full five years from the first utilisation date.  As set forth in Schedule 4 to the Facility Agreement, any Loan under the Facility Agreement is subject to an increasing amortization schedule.

The Facility Agreement is available to finance the payment of a portion of the Aggregate Offer Consideration until the earliest of any of the following events or circumstances:

(i)                                   (if one or more of the Offer Conditions is not satisfied or, to the extent any such Offer Condition is legally permitted to be waived by the Bidder, such Offer Condition has not been waived by the Bidder, in each case before the expiry of the relevant period respectively prescribed in Section 4.2), the date of expiry of the relevant period prescribed in Section 4.2 for the satisfaction of an Offer Condition set out in Section 4.2 (an Offer Condition may not be waived without the prior written consent of the Facility Agent, which consent may not be unreasonably withheld);

(ii)                                in respect of any regulatory approval, registration or filing required to be obtained or completed under Section 4.2.2 (other than any such offer condition legally permitted to be waived by the

Bidder), the date on which the relevant regulatory authority or body rejects, refuses or prohibits such approval, registration or filing, as the case may be;

(iii)                             the date following the later of:

a.              the expiry of the Acceptance Period, or

b.              the expiry of the Additional Acceptance Period (if any),

on which the Offer Consideration has been paid in full;

(iv)                            17 March 2017; and

(v)                               the date on which the Facility Agreement is cancelled or terminated pursuant to its terms.

A Lender may cancel its commitment under the Facility Agreement if it is or will become unlawful in any applicable jurisdiction for the Lender (or any affiliate of the lender) to perform its obligations as contemplated by the Facility Agreement or fund or maintain its participation in any Loan.  In the event of such cancellation, the Bidder would have to repay the cancelling Lender’s participation in any Loan.  The Bidder may cancel the Facility Agreement in certain circumstances, subject to the terms of the Facility Agreement.

The Facility Agreement contains affirmative and negative covenants that are customary for agreements of this nature. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens and investments.  The affirmative covenants include, among other things, requirements to keep an adequate amount of security for any Loan and requirements to provide certain information to the Facility Agent.

The Facility Agreement contains customary representations of the Bidder. The Facility Agreement includes customary events of default that include, among other things, non-payment defaults, inaccuracy of representations, covenant defaults, cross defaults, bankruptcy and insolvency defaults, certain litigation or regulatory agency actions, certain disruptions in the trading of the AIXTRON Shares on the Frankfurt Stock Exchange and certain material adverse changes. The occurrence of an event of default could result in the acceleration of the Bidder’s obligations under the Facility Agreement.

The foregoing summary of the Facility Agreement and related documents is qualified in its entirety by reference to the complete text of the Facility Agreement and the following related documents filed (or to be filed) as exhibits to the Schedule TO filed by the Bidder,  the Intermediate Holding Company, FGC and Mr. Liu with the SEC (the “Exhibits”), each of which is incorporated herein by reference:

Exhibit	Exhibit Number
Commitment Letter	(b)(1)

Amendment to Commitment Letter	(b)(6)

Facility Agreement	(b)(7)

Guarantee relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016 by and between the Intermediate Holding Company, as Guarantor, and Xin Rong Leasing Limited, as Security Agent	(b)(8)

Share Pledge Agreement, dated October 25, 2016, between FGC, as Pledgor, Xin Rong Leasing Limited, as Security Agent, and the Intermediate Holding Company, as Company	(b)(9)

Stock Pledge Agreement, dated October 25, 2016, between the Bidder, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent	(b)(10)

Account Pledge Agreement, dated October 25, 2016, between the Bidder, as Pledgor, and Xin	(b)(11)

Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent

Account Pledge Agreement, dated October 25, 2016, between the Intermediate Holding Company, as Pledgor, and Xin Rong Leasing Limited, as Security Agent.	(b)(12)

Abstract Acknowledgement of Debt (Parallel Debt), dated October 25, 2016, between the Bidder, as Debtor, and Xin Rong Leasing Limited, as Security Agent	(b)(13)

Subordination Deed, dated October 25, 2016, between the Intermediate Holding Company, FGC and Mr Liu, each as Subordinated Lenders, and the Bidder, as Borrower, in favor of Xin Rong Leasing Limited, as Security Agent

(b)(14)

Guarantee Contract, dated October 25, 2016, between Xin Rong Leasing Limited and FGC (English translation of document prepared in Mandarin only)	(b)(15) †

Guarantee Letter, dated October 25, 2016, from Mr Liu, as Guarantor, to Xin Rong Leasing Limited and Grand Chip Investment GmbH (English translation of document prepared in Mandarin only)	(b)(16) †

† To be filed by Schedule TO-T Amendment.

Each of the Exhibits should be read in its entirety for a more complete description of the matters summarized above.  In addition, the foregoing summary has been included in the Offer Document to provide you with information regarding the terms of the Exhibits and is not intended to modify or supplement any factual disclosures about FGC, the Intermediate Holding Company and the Bidder (collectively in this Section 13.2.2, the “Bidder Group”) and the Takevover Offer (except with respect to the contractual terms and conditions of the Exhibits) contained in this Offer Document. In particular, the Exhibits and the foregoing summary of their terms are not intended to be, and should not be seen as, disclosures regarding any facts and circumstances relating to the Bider Group and the Takeover Offer (except with respect to the contractual terms and conditions of the Exhibits). The representations in the Exhibits have been negotiated with the purpose of, among other things, establishing the circumstances under which the parties to the Exhibits will be required to perform their obligations under the Exhibits and/or may have the right to declare an event of default under the Facility Agreement or the other Exhibits, if the representations of the Bidder under the Exhibits prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than to necessarily establish matters as facts. The representations and conditions in the Exhibits may also be subject to a contractual standard of materiality different from those generally applicable to AIXTRON Securityholders.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description
(b)(6)	Amendment to Commitment Letter, dated October 25, 2016, by and between Sino IC Leasing Co., Ltd. and Grand Chip Investment GmbH.
(b)(7)

Facility Agreement relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016, by and among Grand Chip Investment GmbH, as Borrower, and Xin Rong Leasing Limited, as the Original Lender, Facility Agent and Security Agent.

(b)(8)	Guarantee relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016 by and between Grand Chip Investment S.à r.l., as Guarantor, and Xin Rong Leasing Limited, as Security Agent.
(b)(9)	Share Pledge Agreement, dated October 25, 2016, between Fujian Grand Chip Investment Fund LP, as Pledgor, Xin Rong Leasing Limited, as Security Agent, and Grand Chip Investment S.à r.l., as Company.
(b)(10)	Stock Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(11)	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(12)	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment S.à r.l., as Pledgor, and Xin Rong Leasing Limited, as Security Agent.
(b)(13)	Abstract Acknowledgement of Debt (Parallel Debt), dated October 25, 2016, between Grand Chip Investment

GmbH, as Debtor, and Xin Rong Leasing Limited, as Security Agent.
(b)(14)

Subordination Deed, dated October 25, 2016, between Grand Chip Investment S.à r.l., Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu, each as Subordinated Lenders, and Grand Chip Investment GmbH, as Borrower, in favor of Xin Rong Leasing Limited, as Security Agent.

(b)(15)†

Guarantee Contract, dated October 25, 2016, between Xin Rong Leasing Limited, as Creditor, and Fujian Grand Chip Investment Fund LP, as Guarantor (English translation of document prepared in Mandarin only).

(b)(16)†

Guarantee Letter, dated October 25, 2016, from Mr. Zhendong Liu, as Guarantor, to Xin Rong Leasing Limited, as Creditor, and Grand Chip Investment GmbH, as Lender (English translation of document prepared in Mandarin only).

†                                         To be filed by Schedule TO-T Amendment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016

GRAND CHIP INVESTMENT GMBH

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Managing Director

GRAND CHIP INVESTMENT S.À R.L.

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Class A Manager

By:	/s/ Qian Zhao
	Name:	Qian Zhao
	Title:	Class B Manager

FUJIAN GRAND CHIP INVESTMENT FUND LP

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	General Partner

ZHENDONG LIU

/s/ Zhendong Liu

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)*	Offer Document, published July 29, 2016.
(a)(1)(B)*

Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(D)*	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(E)*	ADS Letter of Transmittal.
(a)(1)(F)*	Notice of Guaranteed Delivery.
(a)(1)(G)*	Summary Publication, as published in the New York Times on July 29, 2016.
(a)(1)(H)*	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(I)*

Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)).

(a)(1)(J)*	Amendment of the Takeover Offer, published October 6, 2016.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press Release of the Bidder, dated July 29, 2016 (English version of document prepared in English and German).
(a)(5)(B)*	Notice of Availability of the Offer Document, dated July 29, 2016 (English translation of document prepared in German only).
(a)(5)(C)	Joint Press Release of AIXTRON and the Bidder, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(D)	Investor Presentation, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(E)	Transaction Fact Sheet, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(F)	Transaction Website, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(G)	Questions and Answers about the Transaction, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(H)	Announcement Required under German Law, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(I)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 5, 2016.
(a)(5)(J)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 5, 2016 (English translation of document prepared in German only).
(a)(5)(K)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 12, 2016.
(a)(5)(L)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 12, 2016 (English translation of document prepared in German only).
(a)(5)(M)*	Transaction Website, as of August 12, 2016.
(a)(5)(N)*	Questionnaire for online participation only (English version of document prepared in English and German).
(a)(5)(O)*	Letter to Shareholders for online, mobile, letter or fax participation (English translation of document prepared in German only).
(a)(5)(P)*	Letter to Shareholders for online participation only.
(a)(5)(Q)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 19, 2016.
(a)(5)(R)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 19, 2016 (English translation of document prepared in German only).
(a)(5)(S)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 26, 2016.
(a)(5)(T)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 26, 2016 (English translation of document prepared in German only).
(a)(5)(U)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 2, 2016.
(a)(5)(V)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 2, 2016 (English translation of document prepared in German only).
(a)(5)(W)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 9, 2016.
(a)(5)(X)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 9, 2016 (English translation of document prepared in German only).
(a)(5)(Y)*	Press Release of the Bidder Regarding Fulfillment of an Offer Condition, dated September 13, 2016.
(a)(5)(Z)*	Notice of the Bidder Regarding Fulfillment of an Offer Condition, as published in the German Federal Gazette on September 13, 2016 (English translation of document prepared in German only).
(a)(5)(AA)*	Press Release of the Bidder Providing Supplemental Information Regarding its Voluntary Public Takeover Offer, dated September 13, 2016 (English version of document prepared in English and German).
(a)(5)(BB)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 16, 2016.
(a)(5)(CC)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 16, 2016 (English translation of document prepared in German only).
(a)(5)(DD)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 23, 2016.
(a)(5)(EE)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 23, 2016 (English translation of document prepared in German only).
(a)(5)(FF)*	Print Advertisement of the Bidder Regarding the End of the Acceptance Period of the Takeover Offer (English translation of document prepared in German only).
(a)(5)(GG)*	Digital Advertisement of the Bidder Regarding the End of the Acceptance Period of the Takeover Offer (English translation of document prepared in German only).
(a)(5)(HH)*	Press Release of the Bidder Regarding the End of the Acceptance Period, dated September 27, 2016.
(a)(5)(II)*	Press Release of the Bidder Regarding the End of the Acceptance Period, dated September 27, 2016 (English translation of document prepared in German only).
(a)(5)(JJ)*	Press Release of the Bidder Regarding Interim Takeover Results, dated September 30, 2016.
(a)(5)(KK)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 30, 2016 (English translation of document prepared in German only).
(a)(5)(LL)*	Interview of Mr. Zhendong Liu with Spiegel Online, as published by Spiegel Online on October 4, 2016 (English translation of interview published in German only).
(a)(5)(MM)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 4, 2016.
(a)(5)(NN)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 4, 2016 (English translation of document prepared in German only).
(a)(5)(OO)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 5, 2016.
(a)(5)(PP)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 5, 2016 (English translation of document prepared in German only).
(a)(5)(QQ)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 6, 2016.
(a)(5)(RR)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 6, 2016 (English translation of document prepared in German only).
(a)(5)(SS)*	Press Release of the Bidder Regarding the Amendment of the Takeover Offer, dated October 6, 2016 (English version of document prepared in English and German).
(a)(5)(TT)*	Notice of Availability of the Amendment of the Takeover Offer, dated October 6, 2016 (English translation of document prepared in German only).
(a)(5)(UU)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 7, 2016.
(a)(5)(VV)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 7, 2016 (English translation of document prepared in German only).
(a)(5)(WW)*	Transaction Website, as of October 7, 2016.
(a)(5)(XX)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 14, 2016.
(a)(5)(YY)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 14, 2016 (English translation of document prepared in German only).
(a)(5)(ZZ)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 17, 2016.
(a)(5)(AAA)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 17, 2016 (English translation of document prepared in German only).
(a)(5)(BBB)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 18, 2016.
(a)(5)(CCC)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 18, 2016 (English translation of document prepared in German only).
(a)(5)(DDD)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 19, 2016.
(a)(5)(EEE)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 19, 2016 (English translation of document prepared in German only).
(a)(5)(FFF)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 20, 2016.
(a)(5)(GGG)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 20, 2016 (English translation of document prepared in German only).
(a)(5)(HHH)*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 21, 2016.
(a)(5)(III)*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 21, 2016 (English translation of document prepared in German only).
(a)(5)(JJJ)*	Press Release of the Bidder Regarding Withdrawal of Clearance Certificate by BMWi, dated October 25, 2016 (English version of document prepared in English and German).
(a)(5)(KKK)*	Press Release of the Bidder Regarding the Results of the Acceptance Period and the Fulfilment of Certain Offer Conditions, dated October 27, 2016.
(a)(5)(LLL)*

Notice of the Bidder Regarding the Results of the Acceptance Period and the Fulfilment of Certain Offer Conditions, as published in the German Federal Gazette, dated October 27, 2016 (English translation of document prepared in German only).
(b)(1)*	Commitment Letter, dated May 19, 2016, by Sino IC Leasing Co., Ltd.
(b)(2)*	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.
(b)(3)*	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.
(b)(4)*	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China CITIC Bank, Shanghai Branch, in favor of the Bidder.
(b)(5)*	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China Development Bank Corporation Xiamen Branch, in favor of the Bidder.
(b)(6)	Amendment to Commitment Letter, dated October 25, 2016, by and between Sino IC Leasing Co., Ltd. and Grand Chip Investment GmbH.
(b)(7)

Facility Agreement relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016, by and among Grand Chip Investment GmbH, as Borrower, and Xin Rong Leasing Limited, as the Original Lender, Facility Agent and Security Agent.

(b)(8)	Guarantee relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016 by and between Grand Chip Investment S.à r.l., as Guarantor, and Xin Rong Leasing Limited, as Security Agent.
(b)(9)	Share Pledge Agreement, dated October 25, 2016, between Fujian Grand Chip Investment Fund LP, as Pledgor, Xin Rong Leasing Limited, as Security Agent, and Grand Chip Investment S.à r.l., as Company.
(b)(10)	Stock Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(11)	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(12)	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment S.à r.l., as Pledgor, and Xin Rong Leasing Limited, as Security Agent.
(b)(13)	Abstract Acknowledgement of Debt (Parallel Debt), dated October 25, 2016, between Grand Chip Investment GmbH, as Debtor, and Xin Rong Leasing Limited, as Security Agent.
(b)(14)

Subordination Deed, dated October 25, 2016, between Grand Chip Investment S.à r.l., Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu, each as Subordinated Lenders, and Grand Chip Investment GmbH, as Borrower, in favor of Xin Rong Leasing Limited, as Security Agent.

(b)(15)†

Guarantee Contract, dated October 25, 2016, between Xin Rong Leasing Limited, as Creditor, and Fujian Grand Chip Investment Fund LP, as Guarantor (English translation of document prepared in Mandarin only).

(b)(16)†

Guarantee Letter, dated October 25, 2016, from Mr. Zhendong Liu, as Guarantor, to Xin Rong Leasing Limited, as Creditor, and Grand Chip Investment GmbH, as Lender (English translation of document prepared in Mandarin only).

(d)(1)*	Business Combination Agreement, dated as of May 23, 2016, by and among AIXTRON SE, AIXTRON China Ltd., Grand Chip Investment GmbH, Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu.
(g)	Not applicable.
(h)	Not applicable.

*                                         Previously filed.

†                                         To be filed by Schedule TO-T Amendment.